Exhbit 99.1

GREAT PANTHER SILVER LIMITED

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED
SEPTEMBER 30, 2014 and 2013

Expressed in Canadian Dollars
(Unaudited)

GREAT PANTHER SILVER LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in thousands of Canadian dollars)

As at September 30, 2014 and December 31, 2013 (Unaudited)
	September 30,	December 31,
	2014	2013

Assets

Current assets:
Cash and cash equivalents	$20,369	$21,760
Short term investments	13	18
Trade and other receivables (note 3)	10,097	14,483
Income taxes recoverable	113	570
Inventories (note 4)	8,829	7,212
Prepaid expenses, deposits and advances	1,542	707
	40,963	44,750
Non-current assets:
Mineral properties, plant and equipment	46,983	51,276
Exploration and evaluation assets	3,272	3,181
Intangible assets	455	665
Deferred tax asset	455	247
	$92,128	$100,119

Liabilities and Shareholders’ Equity

Current liabilities:
Trade and other payables	$5,624	$6,527
Current tax liability	52	-
	5,676	6,527
Non-current liabilities:
Reclamation and remediation provision	2,698	2,440
Deferred tax liability	-	2,332
	8,374	11,299

Shareholders’ equity:
Share capital	124,157	123,022
Reserves	8,397	8,532
Deficit	(48,800)	(42,734)
	83,754	88,820
	$92,128	$100,119

See accompanying notes to the condensed interim consolidated financial statements.

Nature of operations (note 1)
Commitments (note 11)

Approved by the Board of Directors

“Robert A. Archer”	“Robert W. Garnett”
Robert A. Archer, Director	Robert W. Garnett, Director

GREAT PANTHER SILVER LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(Expressed in thousands of Canadian dollars, except per share data)

For the three and nine months ended September 30, 2014 and 2013 (Unaudited)
	For the three months ended September 30,		For the nine months ended September 30,
	2014	2013	2014	2013

Revenue	$12,801	$14,313	$40,146	$38,117
Cost of sales
Production costs	9,883	8,780	31,530	29,705
Amortization and depletion	4,296	2,763	11,841	8,936
Share-based payments	143	125	243	361
	14,322	11,668	43,614	39,002

Gross profit (loss)	(1,521)	2,645	(3,468)	(885)

General and administrative expenses
Administrative expenses	1,289	1,587	4,582	5,796
Amortization and depletion	76	87	236	213
Share-based payments	111	126	209	320
	1,476	1,800	5,027	6,329

Exploration and evaluation expenses
Exploration and evaluation, and development expenses	793	423	2,913	2,018
Share-based payments	71	74	103	74
Income (loss) before the undernoted	(3,861)	348	(11,511)	(9,306)

Finance and other income (expense)
Interest income	41	92	186	282
Finance costs	(28)	(13)	(105)	(35)
Foreign exchange gain (loss)	2,123	(3,549)	3,061	611
Other income (expense) (note 7)	431	342	(186)	464
	2,567	(3,128)	2,956	1,322

Loss before income taxes	(1,294)	(2,780)	(8,555)	(7,984)

Income tax expense
Current expense (recovery)	(97)	(60)	84	418
Deferred expense (recovery)	(227)	(1,197)	(2,573)	(3,033)
	(324)	(1,257)	(2,489)	(2,615)
Net loss for the period	$(970)	$(1,523)	$(6,066)	$(5,369)

Other comprehensive income (loss), net of tax
Items that are or may be reclassified subsequently to net income (loss):
Foreign currency translation	(322)	761	(288)	905
Change in fair value of available-for-sale financial assets (net of tax)	(16)	20	(10)	(54)
	(388)	781	(298)	851
Total comprehensive loss for the period	$(1,308)	$(742)	$(6,364)	$(4,518)

Loss per share (note 6)	$(0.01)	$(0.01)	$(0.04)	$(0.04)
Basic	$(0.01)	$(0.01)	$(0.04)	$(0.04)
Diluted
See accompanying notes to the condensed interim consolidated financial statements.

GREAT PANTHER SILVER LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(Expressed in thousands of Canadian dollars)

For the nine months ended September 30, 2014 and 2013 (Unaudited)

	Share Capital		Reserves
	Number of shares (000’s)	Amount	Share options and warrants	Foreign currency translation	Fair value	Total reserves	Income (deficit)	Total share- holders’ equity
Balance at January 1, 2013	137,860	$122,444	$11,877	$(4,147)	$(144)	$7,586	$(30,005)	$100,025
Share options exercised	560	578	(190)	-	-	(190)	-	388
Share-based payments	-	-	755	-	-	755	-	755
Comprehensive income (loss)	-	-	-	905	(54)	851	(5,369)	(4,518)
Balance at September 30, 2013	138,420	$123,022	$12,442	$(3,242)	$(198)	$9,002	$(35,374)	$96,650

Balance at January 1, 2014	138,420	$123,022	$12,598	$(3,851)	$(215)	$8,532	$(42,734)	$88,820
Share options exercised	1,121	1,135	(392)	-	-	(392)	-	743
Share-based payments	-	-	555	-	-	555	-	555
Comprehensive loss	-	-	-	(288)	(10)	(298)	(6,066)	(6,364)
Balance at September 30, 2014	139,541	$124,157	$12,761	$(4,139)	$(225)	$8,397	$(48,800)	$83,754

See accompanying notes to the condensed interim consolidated financial statements.

GREAT PANTHER SILVER LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of Canadian dollars)

For the three and nine months ended September 30, 2014 and 2013 (Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013

Cash flows from operating activities
Net loss for the period	$(970)	$(1,523)	$(6,066)	$(5,369)
Items not involving cash:
Amortization and depletion	4,372	2,850	12,077	9,149
Unrealized foreign exchange (gain) / loss	(1,528)	3,716	(2,276)	(377)
Deferred tax (recovery) expense	(20)	(1,197)	(2,366)	(3,033)
Accretion on reclamation and remediation provision	28	13	105	35
Share-based payments	324	325	555	755
Other non-cash items	(40)	(111)	461	(302)
	2,166	4,073	2,490	858

Interest received	35	-	161	249
Interest paid	-	(25)	-	(25)
Income taxes paid	(68)	(156)	(227)	(520)
Net cash before changes in non-cash working capital	2,133	3,892	2,424	562

Changes in non-cash working capital:
Decrease (increase) in trade and other receivables	3,439	2,728	4,411	8,971
Decrease (increase) in income taxes recoverable	128	35	457	(54)
Increase in inventories	(2,349)	(1,111)	(1,950)	(263)
Decrease (increase) in prepaid expenses, deposits and advances	61	635	(835)	1,152
Increase (decrease) in trade and other payables	613	(439)	(1,032)	(2,179)
Increase (decrease) in current tax liability	(157)	(85)	277	120
Net cash from operating activities	3,868	5,655	3,752	8,309

Cash flows from investing activities:
Additions to intangible assets	-	-	(18)	(256)
Additions to mineral properties, plant and equipment	(2,230)	(3,332)	(6,383)	(10,887)
Proceeds from disposal of plant and equipment	-	22	-	27
Proceeds from disposal of short term investments	-	-	-	5,085
Net cash used in investing activities	(2,230)	(3,310)	(6,401)	(6,031)

Cash flows from financing activities:
Proceeds from exercise of options	304	278	742	388
Net cash from financing activities	304	278	742	388

Effect of foreign currency translation on cash and cash equivalents	382	(228)	516	323

Increase (decrease) in cash and cash equivalents	2,324	2,395	(1,391)	2,989
Cash and cash equivalents, beginning of period	18,045	21,329	21,760	20,735
Cash and cash equivalents, end of period	$20,369	$23,724	$20,369	$23,724
See accompanying notes to the condensed interim consolidated financial statements.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data)

For the three and nine months ended September 30, 2014 and 2013 (Unaudited)

1.	Nature of operations

Great Panther Silver Limited (the “Company”) is a public company which is listed on the Toronto Stock Exchange and is incorporated and domiciled in Canada.

The Company’s current activities focus on the mining of precious metals from its operating mines in Mexico, as well as the acquisition, exploration and development of mineral properties within Latin America.  The Company wholly owns two producing mines: the Topia Mine and the Guanajuato Mine Complex (“GMC”).  The GMC comprises the Company’s Guanajuato Mine and Cata processing plant, and the San Ignacio satellite mine.  The Company also has two other mineral property interests in the exploration stage, El Horcon and Santa Rosa.

Based on the Company’s current cash flow and future projections, these financial statements have been prepared by management on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business.  The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that the current exploration and development programs will result in the discovery and development of economic ore reserves.

2.	Basis of presentation

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standards 34, Interim Financial Reporting (“IAS 34”) using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).  The accounting policies and critical estimates applied by the Company in these condensed interim consolidated financial statements are the same as those applied in the Company’s annual financial statements as at and for the year ended December 31, 2013, except as described below in respect of standards adopted as of January 1, 2014.  The condensed interim consolidated financial statements do not include all of the information required for full annual financial statements.  Certain amounts in the prior period have been reclassified to conform with the presentation in the current period.

These condensed interim consolidated financial statements were approved by the Board of Directors on November 4, 2014.

Accounting standards effective in 2014

Effective January 1, 2014, the Company adopted the following amendments to accounting standards issued by the IASB:

IAS 32 Financial Instruments (amendment)

Presentation was amended relating to application guidance on the offsetting of financial assets and financial liabilities.  The amendment to IAS 32 had no effect on previously reported results or on the results for the current period.

IFRIC 21 levies

In May 2013, IASB issued IFRIC 21 Levies, which sets out the accounting for an obligation to pay a levy that is not income tax. The interpretation addresses what the obligating event is that gives rise to the recognition of a liability to pay a levy.  The adoption of this standard had no impact on the Company’s interim consolidated financial statements.

IAS 36 Impairment of assets (amendment)

In May 2013, the IASB issued an amendment for recoverable amount disclosures for non-financial assets.  The overall effect of the amendment is to reduce the circumstances in which the recoverable amount of assets or cash-generating units is required to be disclosed, clarify the disclosures required, and to introduce an explicit requirement to disclose the discount rate used in determining impairment (or reversals) where applicable. The amendment to IAS 36 does not have impact to the Company’s interim consolidated financial statements.

Change in estimate on depletion method of Guanajuato mineral property assets

Effective January 1, 2014, the Company applied a change in estimate to the amortization and depletion of its Guanajuato mineral property assets.  Based on its recent updated mineral resource estimate for the GMC, the Company determined that sufficient resource information was available to form a basis for the application of the units-of-production method.  The Company determined that the units-of-production method better reflects the consumption of the mine’s capitalized development costs associated with the established Measured and Indicated Resource base. The change in amortization method has been applied prospectively under the requirements of IFRS.  The GMC mineral property asset was previously depleted on a straight-line basis based on the estimated remaining mine life. The remaining assets at the GMC continue to be amortized on a straight-line basis over their respective estimated useful lives.  The change in amortization method is not expected to have a significant impact on annual amortization but may impact the amount of amortization expense in a given quarter depending on the timing of production.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data)

For the three and nine months ended September 30, 2014 and 2013 (Unaudited)

2.	Basis of presentation - continued

New accounting standards, interpretations and amendments not yet effective

The Company intends to adopt IFRS 15 Revenue from Contracts with Customers in its financial statements for the annual period beginning on January 1, 2017. The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized.  New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized.  The extent of the impact of adoption of the standard has not yet been determined.

IFRS 9 is a new standard on financial instruments that will replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 addresses classification and measurement of financial assets and financial liabilities as well as derecognition of financial instruments. IFRS 9 has two measurement categories for financial assets: amortized cost and fair value. All equity instruments are measured at fair value. A debt instrument is at amortized cost only if the entity is holding it to collect contractual cash flows and the cash flows represent principal and interest. Otherwise it is at fair value through profit or loss. The extent of the impact of adoption of the standard has not yet been determined.

3.	Trade and other receivables

	September 30, 2014	December 31, 2013
Trade accounts receivable	$7,471	$11,473
Value added tax receivable	2,479	2,895
Other	217	117
	10,167	14,485
Allowance for doubtful amounts	(70)	(2)
	$10,097	$14,483

The Company, through its Mexican subsidiaries, pays value added tax on the purchase and sale of goods and services at a rate of 16%.  The net amount paid or payable is recoverable, but such recovery is subject to review and assessment by local tax authorities.

4.	Inventories

	September 30, 2014	December 31, 2013
Concentrate	$5,422	$3,398
Ore stockpile	337	774
Materials and supplies	2,969	2,919
Silver bullion	101	121
	$8,829	$7,212

The amount of inventory recognized as cost of sales for the three and nine months ended September 30, 2014 and September 30, 2013 includes production costs and amortization and depletion directly attributable to the inventory production process.

5.	Share-based compensation

During the three and nine months ended September 30, 2014, the Company recorded compensation expense of $324 (three months ended September 30, 2013 - $325) and $555 (nine months ended September 30, 2013 - $755), respectively, for the vesting of share options.

The fair value of share options granted during the three and nine months ended September 30, 2014 was nil (three months ended September 30, 2013 - $ 40) and $2,311 (nine months ended September 30, 2013 - $ 1,151) respectively.  The Company used the following weighted average assumptions at the time of the grant using the Black Scholes option pricing model as follows:

		Three months ended September 30		Nine months ended September 30
	2014	2013	2014	2013
Risk-free interest rate	-	1.22%	1.36%	1.22%
Expected life (years)	-	2.58	3.96	2.58
Annualized volatility	-	62%	65%	62%
Forfeiture rate	-	13.35%	18.96%	15.71%

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data)

For the three and nine months ended September 30, 2014 and 2013 (Unaudited)

6.	Earnings per share

Earnings per share for the three and nine months ended September 30, 2014 were calculated based on the following:

	Three months ended September 30		Nine months ended September 30
	2014	2013	2014	2013

Net income (loss) for the period	$(970)	$(1,523)	$(6,066)	$(5,369)

	Three months ended September 30		Nine months ended September 30
	2014	2013	2014	2013
Shares outstanding, beginning of period	139,147,708	138,095,052	138,419,715	137,860,052
Effect of share options exercised	184,473	150,908	595,486	200,562
Basic weighted average number of shares outstanding	139,332,181	138,245,960	139,015,201	138,060,614
Effect of dilutive share options	-	-	-	-
Diluted weighted average number of shares outstanding	139,332,181	138,245,960	139,015,201	138,060,614

	Three months ended September 30		Nine months ended September 30
	2014	2013	2014	2013
Earnings (loss) per share
Basic	$(0.01)	$(0.01)	$(0.04)	$(0.04)
Diluted	$(0.01)	$(0.01)	$(0.04)	$(0.04)

7.	Other income (expense)

For the three and nine months ended September 30, 2014, the Company had other expenses of $431 (three months ended September 30, 2013 - $342) and $(186) (nine months ended September 30, 2013 - $464 income) respectively.  Included in other expenses for the nine months ended September 30, 2014, was $646 associated with an illegal occupation that the Company experienced at its Guanajuato Mine during the first quarter of 2014.  During the three months ended September 30, 2014, the Company received payment for $522 from the insurance company related to the concentrate stolen during the aforementioned illegal occupation.

Other income (expenses) for the three and nine months is comprised as follows:

	Three months ended September 30		Nine months ended September 30
	2014	2013	2014	2013
Stolen concentrate due to illegal occupation	$-	$-	$(378)	$-
Insurance payment received for stolen concentrate	522	-	522	-
Stolen materials and supplies due to illegal occupation	-	-	(226)	-
Stolen fixed assets due to illegal occupation	-	-	(42)	-
Miscellaneous income	(91)	342	(62)	464
	$431	$342	$(186)	$464

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data)

For the three and nine months ended September 30, 2014 and 2013 (Unaudited)

8.	Fair value of financial instruments

The Company’s financial instruments include cash and cash equivalents, short term investments, marketable securities, trade and other receivables, and trade and other payables.  The carrying values of cash and cash equivalents, short term investments, trade and other receivables, and trade and other payables approximate their fair values due to the short-term nature of the items.  The fair values of marketable securities are based on current bid prices at September 30, 2014.  The embedded derivative in the trade account is recorded at fair value each period until final settlement occurs with changes in fair value classified as a component of revenue.

In evaluating fair value information, considerable judgment is required to interpret the market data used to develop the estimates.  The use of different market assumptions and valuation techniques may have a material effect on the estimated fair value amounts.  Accordingly, the estimates of fair value presented herein may not be indicative of the amounts that could be realized in a current market exchange.

There has been no change in the classification of the Company’s financial instruments since December 31, 2013.  There have been no new financial instruments.

During the three and nine months ended September 30, 2014, mark-to-market loss of $16 and $10, respectively, (three and nine months ended September 30, 2013 - $20 gain and $54 loss, respectively) for marketable securities designated as available-for-sale have been recognized in other comprehensive loss.  Available-for-sale financial assets are denominated in Canadian dollars.  There were no disposals during the three and nine months ended September 30, 2014.

At September 30, 2014, receivables of $70 (December 31, 2013 - $2) were impaired and provided for.  At September 30, 2014, the trade receivable embedded derivative includes a mark-to-market loss of $931 (December 31, 2013 - $162 loss) which has been recognized as a component of revenue in accordance with the Company’s accounting policies.

9.	Related party transactions

	Three months ended September 30		Nine months ended September 30
	2014	2013	2014	2013
Consulting fees paid or accrued to companies controlled by directors of the Company	$127	$110	$336	$360
Director fees paid or accrued	90	54	219	145
Cost recovery received from a company with a common director of the Company	(58)	(30)	(118)	(143)
	$159	$134	$437	$362

At September 30, 2014, $51 (December 31, 2013 - $28) was due to companies controlled by officers and directors of the Company and was included in trade and other payables.  At September 30, 2014, amounts due from a company with two directors in common were $102 (December 31, 2013 - $8) and were included in trade and other receivables.

The above transactions occurred in the normal course of operations and are measured at fair value.

Compensation of key management personnel

The remuneration of directors and other members of key management personnel during the three and nine months ended September 30, 2014 and 2013 were as follows:

	Three months ended September 30		Nine months ended September 30
	2014	2013	2014	2013
Short-term benefits (includes salaries and benefits, consulting and management fees )	$493	$498	$1,358	$1,866
Termination benefits	61	-	61	755
Share-based payments	137	154	234	300
	$691	$652	$1,653	$2,921

Key management includes the Company’s Directors, the President and Chief Executive Officer, the Chief Operating Officer, the Chief Financial Officer and the Vice Presidents.  The Company is committed to making severance payments amounting to approximately $1,704 to certain officers and management in the event that there is a change of control of the Company.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data)

For the three and nine months ended September 30, 2014 and 2013 (Unaudited)

10.	Operating segments

The Company’s operations are all within the mining sector, consisting of two operating segments both of which are located in Mexico, one exploration and one Corporate.  Due to diversities in geography and production processes, the Company operates the GMC and the Topia Mine separately, with separate budgeting and evaluation of results of operations and exploration activities.  The Corporate segment provides financial, human resources and technical support to the two mining operations.  The GMC operations produce silver and gold, and the Topia operations produce silver, gold, lead and zinc.

	Operations
	GMC	Topia	Exploration(1)	Corporate	Total
Three months ended September 30, 2014
External mineral sales	$9,836	$2,965	$-	$-	$12,801
Income (loss) before income taxes	(177)	(173)	(168)	(776)	(1,294)
Net income (loss) for the year	(280)	(220)	(168)	(302)	(970)

September 30, 2014
Total assets	$31,811	$23,346	$3,271	$33,700	$92,128
Total liabilities	$5,185	$2,328	$-	$861	$8,374

(1)	Includes the Company’s exploration and evaluation assets of Santa Rosa and El Horcon.

	Operations
	GMC	Topia	Exploration(1)	Corporate	Total
Three months ended September 30, 2013
External mineral sales	$9,957	$4,356	$-	$-	$14,313
Income (loss) before income taxes	2,546	304	(405)	(5,225)	(2,780)
Net income (loss) for the year	2,362	233	(405)	(3,713)	(1,523)

December 31, 2013
Total assets	$43,399	$25,634	$3,181	$27,905	$100,119
Total liabilities	$4,994	$2,941	$-	$3,364	$11,299

(1)	Includes the Company’s exploration and evaluation assets of Santa Rosa and El Horcon.

	Operations
	GMC	Topia	Exploration(1)	Corporate	Total
Nine months ended September 30, 2014
External mineral sales	$28,704	$11,442	$-	$-	$40,146
Income (loss) before income taxes	(3,709)	209	(373)	(4,682)	(8,555)
Net income (loss) for the year	(3,848)	127	(373)	(1,972)	(6,066)

September 30, 2014
Total assets	$31,811	$23,346	$3,271	$33,700	$92,128
Total liabilities	$5,185	$2,328	$-	$861	$8,374

(1)	Includes the Company’s exploration and evaluation assets of Santa Rosa and El Horcon.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data)

For the three and nine months ended September 30, 2014 and 2013 (Unaudited)

10.	Operating segments – continued

	Operations
	GMC	Topia	Exploration(1)	Corporate	Total
Nine months ended September 30, 2013
External mineral sales	$25,899	$12,218	$-	$-	$38,117
Income (loss) before income taxes	(246)	355	(2,001)	(6,092)	(7,984)
Net income (loss) for the year	(578)	173	(2,001)	(2,963)	(5,369)

December 31, 2013
Total assets	$43,399	$25,634	$3,181	$27,905	$100,119
Total liabilities	$4,994	$2,941	$-	$3,364	$11,299

(1)	Includes the Company’s exploration and evaluation assets of Santa Rosa and El Horcon.

11.	Commitments

As of September 30, 2014, the Company had the following commitments:

	Total	1 year	2-3 years	4-5 years
Operating lease payments	$542	$114	$400	$28
Drilling services	1,095	1,095	-	-
Equipment purchases with third party vendors	61	61	-	-
Total commitments	$1,698	$1,270	$400	$28